ONYX SERVICE & SOLUTIONS, INC.

7337 Oswego Road Liverpool, NY 13090

November 9, 2010

VIA EDGAR

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3561

Attn: Mark Webb (Legal Branch Chief)

Re:

Re:

Onyx Service & Solutions, Inc. Registration Statement on Form S-1

File No. 333-165370

Filed March 9, 2010

Dear Mr. Webb:

We are responding to comments contained in the Staff letter, dated April 2, 2010, addressed to Ms. Mary Passalaqua, the Company’s President and Chief Executive Officer, with respect to the Company’s Registration Statement on Form S-1 filed on March 9, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Staff’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

Registration Statement on Form S-1 filed March 9, 2010

Prospectus Summary

The Company, page 1

1.

We note that the company was incorporated on November 25, 2009 as a blank check company formed to purchase ATM assets from Fresca Worldwide Trading Corporation (FWTC). The designation of an acquired business as a predecessor is generally not required except where a registrant succeeds to substantially all of the business of another entity (or group of entities) and the registrant's own operations prior to the succession appear insignificant relative to the operations assumed or acquired. Based on this information and the definition of "predecessor" in Regulation C Rule 405, it appears predecessor financial statements for FWTC should be presented in the filings. Please tell us how you considered this guidance in determining whether the acquired entity should be reflected as the predecessor. Please address the following in your response:

a.

The size of FWTC, including assets, revenues, and earnings;

b.

The relative voting rights in the newly formed entity, Onyx Service & Solutions, Inc., after the transaction;

c.

The composition of the Board of Directors after the transaction, including who has the ability to elect or appoint a voting majority of the Board;

d.

The composition of the senior management after the transaction, which includes the chairman of the board, chief executive officer, chief operating officer, chief financial officer, and those divisional heads reporting directly to them; and

e.

The terms of the exchange of equity securities in the transaction (e.g. issuance of capital stock and subscription receivable).

Response:

We have revised our financials and included predecessor financials in our Amendment No. 1 to Registration Statement on Form S-1.

2.

To the extent that you are unable to support that the predecessor financial statement presentation is not warranted based on the above comment, please amend your Form S-1 to present your consolidated balance sheets, consolidated statements of income, consolidated statement of changes in stockholders' equity and consolidated statements for all periods as required by Article 3 of Regulation S-X as follows:

a.

Historical financial statements and information for your predecessor entity through the years ended December 31, 2007 and 2008 and for the stub-period period ended November 25, 2009.

b.

Historical combined consolidated financial statements and information for Onyx for the five-day stub-period from November 25, 2009 (inception) through November 30, 2009; and combined consolidated financial statements and information for each interim and annual period for Onyx going forward.

Response:

Noted and complied.

3.

As such, please revise the other sections of your filings that contain financial information to reflect this predecessor format. Accordingly, please specifically revise the following:

•

Selected financial data; and

•       Management's Discussion and Analysis.

Response:

Noted and complied.

4.

Please include the purchase price of your asset purchase agreement with Fresco Worldwide Trading Corp. here and in the Business section.

Response:

We have included the purchase price here and in the Business Section of our Amendment No. 1 to Registration Statement on Form S-1.

Risk Factors, page 5

5.

This section should immediately follow the Summary. Please revise.

Response:

We have moved the Risk Factors section to follow immediately after the Summary.

6.

Some of your Risk Factors state that you cannot guarantee a condition when the real risk is not your inability to guarantee, but the negative consequence itself. Please revise to remove this and similar language.

Response:

Noted and revisions have been made to the relevant risk factors.

Any regulations or elimination of surcharge..., page 7

7.

Please include a discussion of the specific risks associated with any regulation or elimination of surcharge or interchange fees as a result of operating your business in New York.

Response:

We have added an disclosure under the Risk Factor, “Any regulation or elimination of surcharge or interchange fees could have a materially adverse impact on our results of operations”:

Any new regulation or elimination of surcharge fees or interchange fees would greatly reduce our revenues to where a point where we may cease to exist.

Business, page 15

8.

Section 101(h) of Regulation S-K requires that if you have not been in business for three years, provide the information for your predecessor(s) required by Section 101(h). To that end, please provide additional information regarding FWTC and any other relevant predecessor companies in accordance with the requirements of Section 101(h).

Response:

Because the Company purchased all the assets of FWTC, all the information in the Registration Form on Form S-1 is substantially similar to FWTC’s.

9.

You disclose in the Risk Factors section that you have a "plan for rapid growth." Please describe here in greater detail such plans. Such a discussion would include, but not be limited to how you intend to fund such rapid growth, expected personnel needs including the use of any consultants, whether such expansion would include expanding into different geographic markets or new types of ATM locations and other pertinent information. Please provide as much detail as possible.

Response:

We have added the following to our disclosure in the Risk Factors section:

We believe that that the profitable operation of an ATM is largely dependent upon its location. We attempt to identify locations in areas with pedestrian counts where people need access to cash and where use is convenient and secure. We are soliciting several convenience store chains and grocery stores. We speak with these locations quite frequently. If we secure any of these locations, we may have to locate into additional counties that we are not currently in. Also we may need to add new personnel in order to service the expansion needs. If or when we find new locations we would rely on our revenues to fund our expansion. If we do not have enough to finance new locations we would seek to borrow funds.

ATM Location, page 21

10.

You disclose that you "devote significant effort to the selection of locations that will generate high cardholder utilization" yet it appears that FWTC or possibly its predecessor(s) would have selected your current ATM locations. You have not disclosed the existence of any relationship between yourself, Ms. Passalaqua or Ms. Burton with FWTC prior to entering into the purchase agreement. As a result, please discuss your specific role in selecting your current ATM locations as well as any material discussions you have had or actions taken regarding the selection of future ATM locations since your inception. Refer to Section 101(h)(4) of Regulation S-K.

Response:

We have amended the disclosure to clarify that it was FWTC that devoted significant effort to  the selection of locations that will generate high cardholder utilization.

Ms. Passalaqua/ Ms. Burton were prior officers/directors of FWTC. Onyx entered into a purchase agreement with FWTC acquiring the ATM locations from FWTC. The main target locations for ATM’s continue to be grocery stores/ convenient stores/colleges/bus stations these are some of the locations we seek out for potential customers.

Employees, page 25 and Significant Employees, page 29

11.

Please clarify that you have no other employees other than Ms. Passalaqua and Ms. Burton.

Response:

Noted.  We have clarified that we have no other employees other than Ms. Passalaqua and Ms. Burton.

Description of Properties, pace 25

12.

Please include the street address of your two Liverpool, New York properties.

Response:

Noted and provided.

Directors, Executive Officers, Promoters and Control Persons, page 28

13.

Revise your description of the background and business experience of Ms. Burton and Ms. Passalaqua in order to include all of the information required of the recently revised Section 401(e) of Regulation S-K. To that end, please disclose in your Registration Statement and clarify to us the pertinent facts as they relate to the following:

a.

Ms. Burton's service as President, CEO and Director of FWTC during the last five years,

b.

Cobalt Blue, LLC's sale of its ATM assets to FWTC while Ms. Passalaqua served as Cobalt Blue, LLC's Managing Member,

c.

Ms. Passalaqua's business experience with Tia IV, Inc. during the last five years and

d.

Any other additional business experience of your directors and executive officers that has been omitted.

In addition, your disclosure of the business experience of your directors should briefly discuss the specific experience, qualifications, attributes or skills that such person should have in order to serve as a director. If material, you should also include a discussion of relevant information that covers more than the last five years.

Response:

Please see amended disclosure on the description of the background and business experience of Ms. Burton and Ms. Passalaqua.

Code of Ethics, Page 29

14.

Please disclose why you have not adopted a code of ethics. Refer to Item 406(a) of Regulation S-K.

Response:

The Company is still in its infancy and there are only two officers, who are also the only directors of the company.  Because of the small size of its management, it believes that it would be able to self-regulate itself with or without a code of ethics.  However, the Company plans to implement a code of ethics once the Registration Statement on Form S-1 goes effective and it has become an SEC reporting company.

Selling Stockholders, page 31-35

15.

We note your disclosure that none of the Selling Stockholders have a material relationship with you or any of your predecessors or affiliates. To that end, please clarify to us the relationship between Belmont Partners LLC and FWTC and revise the document as necessary. Also please confirm to us that none of your Selling Shareholders have a material relationship with each other as you have disclosed and revise your Registration Statement as necessary.

Response:

On September 26, 2008 FWTC entered into a material agreement with Belmont Partners, LLC in which Belmont acquired 1,975,000 shares of common stock. On November 24, 2009 the parties terminated the share purchase agreement with immediate effect. Belmont returned the 1,975,000 shares of common stock of the company for cancellation.

Joseph J Passalaqua and Stephanie Passalaqua are husband and wife and are the son and daughter-in-law of Mary Passalaqua.  Other than this relationship, we confirm that none of our Selling Shareholders have a material relationship with each other. Please see revisions to the S-1.

Financial Statements

16.

Please update the financial statements and all related disclosure in your next amendment as required by Rule 3-12(g) of Regulation S-X.

Response:

The financial statements have been updated to include the required periods based on requirements discussed between the Company (including the Company’s SEC counsel) and representatives of the SEC.  Based on these discussions, it was subsequently determined that the financial statements should be updated to include audited financial statements as of December 31, 2008 and November 25, 2009, as well as unaudited financial statements including the period from November 25, 2009 through August 31, 2010.  The financial statements have been updated accordingly to include these periods.

Balance Sheet, page F-2

17.

Please revise the line item for total current liabilities to read "Total Current Liabilities" rather than total current assets.

Response:

This financial statement line item has been updated accordingly for all periods presented.

Note 1. Nature of Business and Background, page F-6

18.

We note that you agreed to pay Fresca Worldwide Trading Corp. $10,400 for the purchase of its ATM assets (including $6,100 of cash within the ATM machines purchased) and assumption of $36,895 in liabilities. Please tell us and revise to more clearly describe how the $10,400 was incorporated into your purchase price allocation and where you recorded this amount in your financial statements.

Response:

The $10,400 purchase price is the amount included as initial consideration per the purchase agreement as due to Fresca Worldwide Trading from Onyx Service and Solutions.  This amount is ultimately recorded as reduction in additional paid in capital in the August 31, 2010 Statement of Stockholders’ Equity (Deficit), as this amount was subsequently paid to Fresca’s shareholders.  Thus a corresponding reduction in additional paid in capital was recorded due to the amounts paid to Fresca’s shareholders rather than Fresca Worldwide Trading.

Note 4. Related Party Transactions, page F-8

19.

You disclose that the payable due to shareholders is non-interest bearing. Please tell us whether you have determined the imputed interest rate of the loan at a market rate. If not, tell us how you determined it was appropriate not to recognize the loan at its fair value using the imputed interest rate of the loan. Please tell us the specific technical guidance you used in your analysis. Refer to ASC 835-30 for guidance.

Response:

Please see the amended unaudited financial statements for the period from November 25, 2009 through August 31, 2010 as confirmed based on discussions between the Company (including SEC counsel) and SEC representatives.  The payables mentioned above relate to amounts assumed by The Company (as previously owed by Fresca Worldwide Trading prior to the closing of the purchase of Fresca). Subsequent to the closing of the purchase of Fresca Worldwide Trading, the payables in question were paid in full by the majority shareholders of Onyx Service & Solutions (Margaret Burton and Mary Passalaqua).  Subsequent to the payment of these amounts by shareholders (which were originally recorded as payables due to shareholders), amounts due to shareholders were then recorded as contributed capital (as it was not the expectation of the shareholders to be reimbursed).  As such, the amounts in question are now recorded as contributed capital in the August 31, 2010 Statement of Stockholders’ Equity (Deficit).

Item 15. Recent Sales of Unregistered Securities

20.

Please complete your disclosure regarding the purchasers of your stock in your private placement as you state that all shareholders were either an "accredited investor" but you do not complete the sentence.

Response:

We have deleted the word “either” from the disclosure.

Item 16.

Exhibits and Financial Statement Schedules

21.

Please include any missing exhibits as we may have additional comments. Refer to Item 601 of Regulation S-K.

Response:

We have included additional exhibits in accordance with Item 601 of Regulation S-K.

Exhibit 5.1

Legal Opinion

22.

Please revise your opinion to indicate that the securities are legally issued, fully paid and non-assessable.

Response:

Noted.  Please refer to the end of the third paragraph of the legal opinion.

We acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Mary Passalaqua

Mary Passalaqua

President and Chief Executive Officer